United States securities and exchange commission logo





                              November 17, 2023

       Jan F. van Eck
       President and Chief Executive Officer
       VanEck Bitcoin Trust
       c/o VanEck Digital Assets, LLC
       666 Third Avenue, 9th Floor
       New York, New York 10017

                                                        Re: VanEck Bitcoin
Trust
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed October 27,
2023
                                                            File No. 333-251808

       Dear Jan F. van Eck:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

       Amendment No. 4 to Registration Statement on Form S-1

       General

   1. To the extent that you intend to use a fact sheet, please provide us a copy for our review.
       Cover Page

   2. Please revise your disclosure here to identify the initial Authorized Purchaser as an underwriter, and
disclose the initial price per Share.
   3.                                                   Please define the term
  Seed Creation Basket.
 Jan F. van Eck
FirstName  LastNameJan
VanEck Bitcoin  Trust F. van Eck
Comapany 17,
November   NameVanEck
               2023      Bitcoin Trust
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Page 2     17, 2023 Page 2
FirstName LastName
Prospectus Summary
Bitcoin and the Bitcoin Network, page 2

4. Please provide support for your claims relating to the growth of significant trading
         volume in [bitcoin] futures contracts,       the development of a
robust bitcoin lending
         market,       significant expansion in the availability of
institutional-quality custody services
         from regulated third-party custodians,    and    increasing prevalence
of significant
         insurance on custodied assets held at third-party custodians.
Risk Factors
Risks Associated with Bitcoin And The Bitcoin Network
Due To The Unregulated Nature And Lack Of Transparency, page 20

5. We note your response to prior comment 5. Please revise to divide this risk factor into separate risk factors with headings or subheadings that describe the specific risk highlighted. In this regard, we note, for example, that this risk factor currently addresses the regulatory requirements for digital asset exchanges, the risk of manipulative or fraudulent practices, and the lack of certain safeguards at many bitcoin trading venues. In this new risk factor, address the reasons why bitcoin mining may implicate different risks than other crypto asset mining such as the differences in proof-of-work and proof-of-
         stake, and discuss in greater detail the regulations that states and foreign jurisdictions have passed or are currently considering that impact crypto asset mining. In addition, please add separate risk factors that highlight the risks related to manipulation, front-running and wash trading. In this regard, we note your disclosure identifies many of these risks in a single risk factor but does not discuss them in detail and does not highlight these risks in the heading.
Operational Cost May Exceed The Award, page 25

6. Please expand your disclosure to discuss halving, the maximum number of bitcoins that may be released into circulation, and the number of bitcoins currently in circulation.
Risks Associated with the MarketVector Bitcoin Benchmark Rate
Possible Illiquid Markets May Exacerbate Losses, page 31

7.       Please revise your risk factor disclosure to specify the risk to the
Trust   s ability to meet in-
         cash creation and redemption orders given the potential illiquidity and volatility of bitcoin.
Regulatory Risk
Anonymity, Sanctions, And Illicit Financing Risk, page 38

8. Please describe the AML, KYC and any other procedures conducted by the Trust, the
         Sponsor, the Authorized Participants, the prime broker and the Cash Custodian to determine, among other things, whether the counterparty in any such transactions is not a sanctioned entity. To the extent that the Trust, Sponsor, Authorized Participant, prime
 Jan F. van Eck
VanEck Bitcoin Trust
November 17, 2023
Page 3
         broker, Bitcoin Custodian or Cash Custodian may not know a counterparty, please enhance your risk factor disclosure regarding the potential risk of transactions with a sanctioned entity and the impact if such a transaction occurs.
Trading On Bitcoin Exchanges Outside The United States, page 39

9. We note your disclosure that "[b]arring cash creations and redemptions, payment of certain expenses, a liquidation of the Trust or extraordinary circumstances, the Trust does not purchase or sell bitcoin." Please revise to clarify what you mean by "extraordinary circumstances" by providing examples of such circumstances.
Other Risks
Shareholders May Be Adversely Affected By Creation Or Redemption Orders, page
47

10. Please expand this risk factor to describe what is deemed as an "emergency" such that the fulfillment of a purchase order or the redemption distribution is not reasonably practicable, and disclose the factors the Sponsor will consider to determine whether the suspension of creation and redemptions or the postponement of settlement dates are necessary for the protection of the Shareholders of the Trust. Shareholders May Be Adversely Affected By An Overstatement, page 47

11.      You disclose that    [i]n certain circumstances, the Trust   s bitcoin
investments may be
         valued using techniques other than reliance on the price established by the
         MarketVectorTM Bitcoin Benchmark Rate.    Please revise to describe
the circumstances
         where the Trust   s bitcoin investments may be valued using techniques
other than reliance
         on the price established by the index, and which of the Trust   s
service providers may
         make this determination.
Bitcoin, Bitcoin Market, Bitcoin Exchanges and Regulation of Bitcoin
Bitcoin Protocol Development and Modifications, page 50

12. Please revise to provide an example of the impact that hard forks have had on crypto assets, including quantitative information regarding the price of the impacted crypto asset immediately before and after the fork.
13. Please revise to disclose the mechanics, in the event of a fork that results in the issuance of new cryptocurrency that the Trust may receive, of how the Sponsor will arrange to sell the new cryptocurrency, including whether the Sponsor will use a third party or affiliate to assist in the sale of such cryptocurrency, and if so, disclose any risks or conflicts of interests that may exist in connection with how the Sponsor arranges for the sale of such
FirstName LastNameJan F. van Eck
       cryptocurrency. Please also revise to disclose how you will inform investors of any
Comapany    NameVanEck
       changes              Bitcoin
                 in the Trust   s     Trust to address situations involving a
fork that results in the
                                procedures
       issuance
November          of new
           17, 2023   Pagecryptocurrency
                            3            that the Trust may receive.
FirstName LastName
 Jan F. van Eck
FirstName  LastNameJan
VanEck Bitcoin  Trust F. van Eck
Comapany 17,
November   NameVanEck
               2023      Bitcoin Trust
November
Page 4     17, 2023 Page 4
FirstName LastName
The Trust and Bitcoin Prices
Bitcoin Value, page 55

14. We note your response to prior comment 6 and re-issue in part. Please update the table to include market share information for each constituent exchange comprising the
         MarketVectorTM Bitcoin Benchmark Rate. Please also revise to include a brief description of each constituent exchange, including where they are located and how they are licensed or regulated.
15. Please revise to provide quantitative information that demonstrates the volatility of the price of bitcoin.
Description of the MarketVector Bitcoin Benchmark Rate Construction and Maintenance, page
56

16. To the extent material to understanding the performance of the MarketVectorTM Bitcoin
         Benchmark Rate, please include a chart comparing the historical index to the prices on each of the bitcoin exchanges included in the index. In addition, please disclose the extent to which any bitcoin exchanges have previously been removed from the MarketVectorTM Bitcoin Benchmark Rate by the index provider and the reasons thereof.
17. We note your disclosure on page 29 that the Sponsor has the sole discretion and exclusive authority to select, remove, change, or replace the pricing or valuation methodology or
         policies used to value the Trust   s assets and determine NAV and NAV
per Share, and the
         right to change the pricing source used to determine NAV and NAV per Share from the
         MarketVectorTM Bitcoin Benchmark Rate to a different source or index. We also note your disclosure on page 58 that the Sponsor holds full discretion, without requiring
         Shareholder approval, to change either the index used for calculating NAV or the index provider subject to proper notification to shareholders. Please revise to disclose how the
         Sponsor will notify investors of such changes.
18. Please provide a sample calculation or other similar disclosure to explain the methodology in greater detail, including how the equal-weighted average of the volume-weighted median price is calculated.
Net Asset Value Determinations
Calculation of NAV and NAV per Share, page 58

19.      You state that the    pause between 4:00 p.m. Eastern time and 5:30
p.m. Eastern time (or
         later) provides an opportunity to algorithmically detect, flag, investigate, and correct
         unusual pricing should it occur,    and the    Sponsor will monitor
for significant events
         related to crypto assets that may impact the value of bitcoin and will determine in good faith, and in accordance with its valuation policies and procedures, whether to fair value
         the Trust   s bitcoin on a given day based on whether certain
pre-determined criteria have
         been met.    Please describe in greater detail the valuation policies
and procedures and pre-
 Jan F. van Eck
FirstName  LastNameJan
VanEck Bitcoin  Trust F. van Eck
Comapany 17,
November   NameVanEck
               2023      Bitcoin Trust
November
Page 5     17, 2023 Page 5
FirstName LastName
         determined criteria the Sponsor will use to make such determinations. Please revise to clarify who can correct the price, and how any such correction would impact the index price and/or NAV.
20. We note your disclosure that the intraday indicative value is calculated by using the prior
         day   s closing NAV per Share of the Trust as a base and updating that value throughout the
         trading day to reflect changes in the price of bitcoin. Please revise to clarify how the intraday indicative value is calculated and how it is updated throughout the day.
Additional Information About the Trust
The Trust, page 61

21. We note your statement here that there can be no assurance that the Trust will grow to or
         maintain an    economically viable size,    and your disclosure on
page 45 that    [i]f the Trust
         does not attract sufficient assets to remain open, then the Trust could be terminated and
         liquidated at the direction of the Sponsor.    Please revise to
quantify or otherwise describe
         what    economically viable size    and    sufficient assets to remain
open    mean, and any
         consequences from not achieving an    economically viable size.
The Trust's Fees and Expenses, page 61

22. We note your disclosure that the Sponsor has agreed to pay all ordinary operating expenses (except for litigation expenses and other extraordinary expenses) out of the
         Sponsor Fee. Please revise to clarify what you mean by "other extraordinary expenses" by providing examples of such expenses, and disclose whether any of the Trust's expenses payable by the Sponsor from the Sponsor Fee are capped.
23.      We note your disclosure that    [t]he Administrator will make its
determination regarding
         the Sponsor Fee in respect of each day by reference to the Trust   s
NAV as of that day,
         and    the amount of bitcoin to be sold may vary from time to time depending on the level
         of the Trust   s expenses and liabilities and the market price of
bitcoin.    Please revise to
         disclose how you calculate the    market price of bitcoin.
24. We note that the Sponsor Fee will accrue and be payable in U.S. dollars, and that the
         Sponsor from time to time will sell bitcoin, which may be facilitated by the Bitcoin
         Custodian, in such quantity as is necessary to permit payment of the Sponsor Fee and
         Trust expenses and liabilities not assumed by the Sponsor. Please expand this section to describe:
             The mechanics of how the Trust   s bitcoins will be exchanged for
U.S. dollars to pay
             the Sponsor Fee and the Trust   s expenses and liabilities,
including whether the
             Bitcoin Custodian will use a third party or affiliate to assist in
the sale of the Trust   s
             bitcoins, and if so, disclose any risks or conflicts of interests that may exist in connection with how the Bitcoin Custodian arranges for the sale of
the Trust   s
             bitcoins.
             Whether the Trust is responsible for paying any costs associated with the transfer of bitcoins to the Sponsor or the sale of the bitcoins, or if these expenses are included in
 Jan F. van Eck
VanEck Bitcoin Trust
November 17, 2023
Page 6
              the Sponsor Fee.
Termination of the Trust, page 61

25. Please clarify whether Shareholders will be entitled to cash or bitcoins upon the termination of the Trust. In addition, if Shareholders will be entitled to cash, please explain how the Trust's bitcoins will be sold in connection with the termination of the
         Trust.
The Trust's Service Providers, page 64

26. Please provide a separately captioned section to describe and identify the prime broker, including without limitation any affiliation and relationship with the other transaction parties, the material provisions of any material agreement between any transaction party
         and the prime broker, the prime broker   s experience and operating
history, the prime
         broker's policies and procedures with respect to any assets held by it on behalf of the
         Trust, how the prime broker will be compensated, who will be responsible for any fees associated with bitcoin transactions between the Authorized Participants, Bitcoin
         Custodian and prime broker, and any potential or existing conflicts of interest involving the prime broker.
The Sponsor, page 64

27. Please discuss in greater detail the Sponsor's experience sponsoring exchange-traded funds and specifically its experience related to crypto asset markets. The Bitcoin Custodian, page 65

28. Please discuss in greater detail the experience and qualifications of Gemini Trust
         Company, LLC with respect to acting as Bitcoin Custodian. Please also add a risk factor
         describing the risks arising from the Bitcoin Custodian   s level of
experience and operating
         history.
29.    We note your disclosure that the Bitcoin Custodian will not withdraw the
Trust   s bitcoin
       from the Trust   s account with the Bitcoin Custodian, or loan,
hypothecate, pledge or
       otherwise encumber the Trust   s bitcoin, without the Trust   s
instruction. We also note your
       statement on page 72 that bitcoin held in the Trust   s Bitcoin
Custodian account is the
       property of the Trust and is not traded, leased, or loaned under any circumstances. Please reconcile or clarify under what circumstances the Trust will instruct the Bitcoin Custodian
       to loan, hypothecate, pledge or otherwise encumber the Trust   s
bitcoin, including in
       connection with paying the Sponsor Fee or the Trust's expenses and liabilities. Please also
FirstName LastNameJan F. van Eck
       revise to confirm, if true, that in addition to the Bitcoin Custodian, none of the Trust,
Comapany    NameVanEck
       Sponsor,            Bitcoin
                  prime broker       Trust
                                or any  other entity is permitted to loan,
pledge or rehypothecate
       any 17,
November    of the Trust   s
                2023  Pageassets.
                           6
FirstName LastName
 Jan F. van Eck
FirstName  LastNameJan
VanEck Bitcoin  Trust F. van Eck
Comapany 17,
November   NameVanEck
               2023      Bitcoin Trust
November
Page 7     17, 2023 Page 7
FirstName LastName
Custody of the Trust's Assets, page 66

30. We note your response to prior comment 8. Please expand your disclosure to include a materially complete discussion of your custody arrangements. For example, describe the material terms of your custody agreement and the procedures for moving the Trust's assets out of cold storage in connection with redemptions and the payment of the Trust's expenses. Please also include a description of the geographic location where the private keys will be stored, and disclosure as to whether any entity will be responsible for verifying the existence of the bitcoins.
31. We note your disclosure that the Bitcoin Custodian will use segregated cold storage bitcoin addresses or ether addresses for the Trust. Please revise to clarify whether the
         Trust will hold ether.
Plan of Distribution, page 70

32. Please identify by name all of the Authorized Participants with which you have an agreement at the time of effectiveness of the registration statement. Please also identify the Seed Capital Investors that are known at the time of effectiveness of the registration statement.
33.      Please reconcile your disclosure here that    [w]hile the Authorized
Participants may be
         indemnified by the Sponsor, they will not be entitled to receive a discount or commission from the Trust or The Sponsor for their purchases of Creation Baskets with your
         disclosure on page 71 that    Authorized Participants who make
deposits with the Trust in
         exchange for Creation Baskets receive no fees [...] from either the Trust or the Sponsor.
Creation and Redemption of Shares, page 71

34. We note your response to prior comment 9 and re-issue in part. Please include in your next amendment a detailed description of the mechanics of how the creation and redemption process for both in-kind and cash transactions will work between the Trust, the Authorized Participants, the Bitcoin Custodian and the Cash Custodian. For example:
             Please include a discussion of whether and to what extent creation and redemption transactions will be settled on-chain or off-chain, and any risks associated with the settlement process.
             Please describe the specifics of how an Authorized Participant
will    facilitate the
             deposit of bitcoin    with the Trust, including the various steps
necessary to transfer
             the bitcoin to its ultimate storage location with the Bitcoin Custodian, and whether and under what circumstances the Authorized Participant will utilize an affiliate or third party to transfer bitcoin to the Bitcoin Custodian.
             Please revise to disclose whether your Authorized Participants will be required to maintain an account with your Bitcoin Custodian and Cash Custodian, and whether and how the Authorized Participants are able to participate directly in the acquisition, transfer or receipt of bitcoin.
 Jan F. van Eck
FirstName  LastNameJan
VanEck Bitcoin  Trust F. van Eck
Comapany 17,
November   NameVanEck
               2023      Bitcoin Trust
November
Page 8     17, 2023 Page 8
FirstName LastName
                We note that for purchase orders in cash, the Trust   s Cash
Custodian account must be
              credited with the required cash by the end of the second business day following the
              Authorized Participant   s purchase order date. Upon receipt of
the cash deposit
              amount in the Trust   s Cash Custodian account, the Cash
Custodian will notify the
              Transfer Agent that the cash has been deposited, and the Transfer Agent will then direct DTC to credit the number of Shares created to the applicable DTC account. We also note that the Sponsor shall instruct the Cash Custodian to transfer the cash to the prime broker to enable the prime broker to facilitate the purchase of bitcoin required for the Creation Basket Deposit, followed by the transfer of such bitcoin to the
              Bitcoin Custodian. Please describe in greater detail the timing and sequence of these steps.
                Please revise to disclose how the Administrator determines the cash amount needed to purchase the quantity of bitcoin required for a Creation Basket Deposit, and which party bears the risk of loss if the Trust is put in a position where it has to purchase bitcoin at a higher price than the value of the Creation Basket Deposit.
                Please revise to disclose the timing of when the Transfer Agent will direct DTC to credit the number of Shares created to the applicable DTC account, for both in-kind and cash purchase orders.
                We note that for a redemption in cash, the Sponsor shall arrange for the bitcoin represented by the Creation Basket to be sold and the cash proceeds distributed to the
              Authorized Participant in exchange for their Share, and the Administrator instructs
              the Cash Custodian to transfer the cash amount from the Trust   s
Cash Custodian
              account to the Authorized Participant once it is notified that the Shares have been
              received in the Trust   s DTC account. Please explain how and
when the Sponsor will
              arrange for the sale of bitcoins in connection with such redemption, how the sale prices of such bitcoins are determined, and which party bears the risk of loss if the
              Trust is put in a position where it has to sell bitcoin at a lower price than the cash redemption.
                Please revise to discuss the impact that volatility in the spot bitcoin market may have
              on the Trust   s ability to purchase or sell bitcoin at the same
value as the Creation
              Basket or redemption distribution.
                Please revise to disclose the price at which the Trust will seek to transact in bitcoin and whether the Trust may profit from any spread between the price of the bitcoin transaction and the price of the creation or redemption transaction.
                Please revise to disclose the timing within which the Trust will take or make actual delivery of bitcoin with its trading counterparties in connection with in-cash creation and redemption orders.
Suspension or Rejection of Redemption Orders, page 74

35. Please revise to disclose whether and how you will notify Shareholders if the Trust has suspended creations and redemptions, and describe the potential impact of suspending creations and redemptions.
 Jan F. van Eck
FirstName  LastNameJan
VanEck Bitcoin  Trust F. van Eck
Comapany 17,
November   NameVanEck
               2023      Bitcoin Trust
November
Page 9     17, 2023 Page 9
FirstName LastName
Conflicts of Interest, page 78

36. We note your response to prior comment 11 and re-issue in part. Please revise to disclose whether the Sponsor or any insiders have existing bitcoin or bitcoin-related exposure that could create conflicts of interest.
Governing Law; Consent to Delaware Jurisdiction, page 90

37. We note your disclosure that each Shareholder consents to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.
         If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Material Contracts, page 93

38. Please revise to disclose the material provisions of each material agreement, including the parties to the agreement and the term and termination provisions. Notes to Financial Statement
Note 2. Significant Accounting Policies
B. Investment Valuation, page F-3

39. We note your response to our prior comment 7 and the related changes to your disclosure. In your disclosure on page 7 you state that determining the value of the Trust's bitcoin using the MarketVectorTM Bitcoin Benchmark Rate is not in accordance with U.S.
         generally accepted accounting principles. In your risk factor disclosures on pages 29 and
         33 you seem to indicate there is uncertainty over whether the use of the
         MarketVectorTM Bitcoin Benchmark Rate to calculate fair value is consistent with
         GAAP. Finally, in your accounting policy disclosure on page F-3 you state that the
         MarketVectorTM Bitcoin Benchmark Rate will be used to calculate the value of bitcoin for financial statement purposes. Please tell us, and revise your disclosure to consistently state, whether you believe the use of the MarketVectorTM Bitcoin Benchmark Rate to
         value your investment in bitcoin is consistent with GAAP. To the extent you believe valuing bitcoin using this methodology is consistent the principles of ASC Topic
         820, please provide us with a robust analysis supporting that conclusion.
 Jan F. van Eck
VanEck Bitcoin Trust
November 17, 2023
Page 10
40. To the extent you believe the use of the MarketVectorTM Bitcoin Benchmark rate to value your investment in bitcoin is not consistent with GAAP, please address the following with respect to your application of ASC Topic 820:
          Provide us with your revised financial statement accounting policy for determining the fair value of bitcoin in accordance with ASC Topic 820.
          As the trust is expected to primarily transact with the bitcoin markets through the
          Authorized Participant, confirm for us that your determination of the principal market will be from the perspective of the Authorized Participant.
          Tell us if you and/or your Authorized Participant plan to transact in multiple markets.
          If so, please ensure that your accounting policy reflects that fact and describes the types of markets in which you and/or your Authorized Participant expect to transact.
          In that regard, we note that ASC 820-10-35-36A includes definitions of four types of markets (e.g. brokered market, dealer market, exchange market, and principal to principal market).
          Confirm for us that your principal market will be one which you or your Authorized
          Participant will be able to access and clarify whether you anticipate your principal market to be one in which you and/or your Authorized Participant will normally transact. Refer to ASC Topics 820-10-35-6A and 820-10-35-5A respectively.
          Tell us if any third parties will be involved in determining the fair value of bitcoin for financial statement purposes, including the determination of the principal market.
C. Bitcoin, page F-4

41. We note your disclosure that you will use the average cost method to determine realized gains and losses on the sale of bitcoin. Please tell us how you determined the use of average cost is appropriate. Cite any relevant accounting literature in your response.
       Please contact David Irving at 202-551-3321 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                            Sincerely,
FirstName LastNameJan F. van Eck
                                                            Division of
Corporation Finance
Comapany NameVanEck Bitcoin Trust
                                                            Office of Crypto
Assets
November 17, 2023 Page 10
cc:       Clifford Cone
FirstName LastName